UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
A$450,000,000
3.70% Notes due 17 June 2025
Series No.: AUD 035-01-1

(to be consolidated, form a single series and be fungible with the A$700,000,000 3.70% Notes
due 17 June 2025 issued on 17 June 2022)

Filed pursuant to Rule 3 of Regulation AD
Dated: 15 August 2022

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$450,000,000 principal amount of 3.70% Notes due 17 June 2025 (Series No.: AUD 035-01-1) (the "Notes") (to be consolidated, form a single series and be fungible with the A$700,000,000 3.70% Notes due 17 June 2025 issued on 17 June 2022) of the Asian Development Bank (the "ADB") under its Australian Dollar Medium Term Note Programme (the "Programme"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's Australian Dollar Medium Term Note Programme dated 21 December 2016 (the "Information Memorandum"), previously filed under a report of the ADB dated 14 July 2017, and in the Pricing Supplement relating to the Notes dated 15 August 2022 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2022, was filed under a report of the ADB dated 13 April 2022.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2.   Distribution of Obligations

See the Information Memorandum, page 7 and the Pricing Supplement.

As of 15 August 2022, the ADB entered into a Subscription Agreement, filed herewith, with Australia and New Zealand Banking Group Limited, Royal Bank of Canada and The Toronto-Dominion Bank (the "Lead Managers and Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$450,000,000 for an issue price of 100.129%, plus A$2,776,500 on account of accrued interest for 61 days from and including 17 June 2022 to but excluding 17 August 2022 (the "Issue Date"), less management and underwriting fees and selling concessions of 0.08% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 17 August 2022. The Lead Managers and Dealers propose to offer the Notes to the public at the public offering price of 100.129% of the principal amount of the Notes. The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Australia and New Zealand Banking Group Limited…………………….….…	A$150,000,000
Royal Bank of Canada……………….………	A$150,000,000
The Toronto-Dominion Bank……....……	A$150,000,000
Total…………………………….	A$450,000,000

Item 3. Distribution Spread

See page 2 of the Pricing Supplement and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Note	100.129%	0.08%	100.049%*
Total	A$450,580,500	A$360,000	A$450,220,500*

3

*Plus A$2,776,500 on account of accrued interest for 61 days from and including 17 June 2022 to but excluding the Issue Date.

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees..	U.S.$11,000*

*   Asterisk indicates that expense itemized above is an estimate.

Item 6.   Application of Proceeds
See the Information Memorandum, page 13.

Item 7.   Exhibits

(a)   (i)   Information Memorandum of the ADB's Australian Dollar Medium Term Note Programme dated 21 December 2016, previously filed under a report of the ADB dated 14 July 2017.

(ii)   the Second Note Deed Poll in relation to the Programme dated 21 December 2016, previously filed under a report of the ADB dated 14 July 2017.

(iii)   Amended and Restated Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated 20 March 2018, previously filed under a report of the ADB dated 15 January 2019.

(b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)   Subscription Agreement dated 15 August 2022.

(d)   (i)   Information Statement dated 13 April 2022, previously filed under a report of the ADB dated 13 April 2022.

         (ii)   Pricing Supplement dated 15 August 2022.

Series No.:   AUD 035-01-1

Tranche No.:   2



ASIAN DEVELOPMENT BANK
Australian Dollar
Medium Term Note Programme

Issue of

A$450,000,000 3.70% Notes due 17 June 2025 ("Notes")
(to be consolidated, form a single series and be fungible with the A$700,000,000 3.70% Notes due
17 June 2025 issued on 17 June 2022)

This Pricing Supplement (as referred to in the Information Memorandum dated 21 December 2016 ("**Information Memorandum**") and the Second Note Deed Poll dated 21 December 2016 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:		Notes
2	Issuer:		Asian Development Bank
3	Lead Managers and Dealers:		Australia and New Zealand Banking Group Limited (ABN 11 005 357 522)
			Royal Bank of Canada (ABN 86 076 940 880)
			The Toronto-Dominion Bank
4	(i)	Registrar:	Reserve Bank of Australia
	(ii)	Issuing and Paying Agent:	Reserve Bank of Australia
	(iii)	Calculation Agent:	Not applicable

5	Type of Issue:	Syndicated Issue

6   Currency:

	- of Denomination:	A$
	- of Payment:	A$

7	Aggregate principal amount of Tranche:	A$450,000,000
8	If interchangeable with existing Series:	To be consolidated, form a single series and be fungible with the A$700,000,000 3.70% Notes due 17 June 2025 issued on 17 June 2022.
9	Issue Date:	17 August 2022

10	(i)	Issue Price:	100.129% of the aggregate principal amount of the Tranche plus A$2,776,500 on account of accrued interest for 61 days from and including 17 June 2022 to but excluding 17 August 2022.
	(ii)	Net Proceeds:	A$452,997,000

11	Denomination(s):	A$5,000, subject to the requirement that the amount payable by each person who subscribes for Notes when issued in Australia must be at least A$500,000.
		See Condition 4.3 as set out in the Information Memorandum for details of the restrictions on transfer of the Notes.
12	Definition of Business Day:	A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Sydney.

13   Interest:

(a)	If Interest bearing:	
(i)	Interest Rate:	3.70% per annum paid semi-annually in arrear.
(ii)	Interest Amount:	A$92.50 per Note of A$5,000 denomination, payable on a semi-annual basis.

	(iii)	Interest Payment Dates:	17 June and 17 December of each year, commencing on 17 December 2022 up to and including the Maturity Date.
	(iv)	Interest Period End Dates:	17 June and 17 December of each year, commencing on 17 December 2022 up to and including the Maturity Date, subject to no adjustment.
	(v)	Applicable Business Day Convention:	Following
	-	for Interest Payment Dates:	As above
	-	for Maturity Date:	As above
	-	for Interest Period End Dates:	Not applicable
	-	any other dates:	As above
	(vi)	Day Count Fraction:	RBA Bond Basis
	(vii)	Interest Commencement Date (if different from the Issue Date):	17 June 2022
	(viii)	Minimum Interest Rate:	Not applicable
	(ix)	Maximum Interest Rate:	Not applicable
	(x)	Issue Yield:	3.6500% (semi-annual compounding)
	(b)	If non-interest bearing:	
	(i)	Amortisation Yield:	Not applicable
	(ii)	Amortisation Yield compounding method for calculation of Amortised Face Amount:	Not applicable
14		Maturity Date:	17 June 2025
15		Maturity Redemption Amount:	Outstanding Principal Amount
16		Early Termination Amount:	Outstanding Principal Amount
17		Listing:	Not applicable

18	Clearing System:	Austraclear System.
		Interests in the Notes may also be traded through Euroclear and Clearstream, Luxembourg as set out on page 11 of the Information Memorandum.
19	Other Conditions:	Not applicable
20	Additional Selling Restrictions:	The Selling Restrictions for the United States and Singapore as set out in the Information Memorandum are amended as set out in Schedule 1 to this Pricing Supplement.
21	Foreign Securities Number (ISIN/Common Code):	ISIN: AU3CB0290229 Common Code: 249145661
22	Use of Proceeds:	During the life of the Notes, ADB will use its best efforts to apply an amount equal to the net proceeds thereof for use in its ordinary operations to finance a pool of eligible projects which promote gender equality and women's empowerment, directly or indirectly through governments of ADB members or financial or other institutions or investments in private sector projects.

Eligible projects include those funded either in whole or in part from ADB's ordinary capital resources that target narrowing gender disparities and promoting empowerment of women and girls. To achieve this, such projects would typically address one or more of the following five areas/dimensions of gender equality and women's empowerment, either as part of the overall outcome of the project (referred to by ADB as a "**gender equity theme**" project) or by incorporating them into specific project components (referred to by ADB as an "**effective gender mainstreaming**" project):

- women's economic empowerment – access to finance/credit; micro, small and medium-sized enterprise development; agriculture development; value chain support; financial literacy and entrepreneurship training;

- gender equality in human development – education, skills development and technical and vocational education and training, including "nontraditional" female subjects/job sectors such as science and mathematics, engineering, technology; sexual and reproductive health and rights, sanitation, and prevention of gender-based violence;

- reduced time poverty of women – reduced drudgery and time spent on unpaid care and domestic work through basic infrastructure (transport, water, sanitation, energy) or affordable child, elderly or family care support;

- participation in decision-making and leadership – through community groups, local governments, and public and private sector management; and/or

- women's resilience against risks and shocks including climate change and disaster impacts – environmental protection/ rehabilitation; flood and disaster risk management; budget support and social protection.

The above examples of eligible projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by ADB during the term of the Notes. In case it would be unable to apply an amount equal to the net proceeds of the Notes as provided above, ADB will apply the remaining proceeds thereof to its ordinary operations in accordance with the Agreement Establishing the Asian Development Bank.

Payment of principal of and interest on the Notes will be based solely on the creditability of ADB, and not on the performance of investments and loans under ADB's projects on gender equality and women's empowerment.

| 23 | U.S. Taxation: | U.S. taxation disclosure is set out in Schedule 2 to this Pricing Supplement. |

CONFIRMED

ASIAN DEVELOPMENT BANK

By:

Name: TOBIAS C. HOSCHKA
Title: Assistant Treasurer
Date: 15 August 2022

<p style="text-align:center">SCHEDULE 1</p>

<p style="text-align:center">SELLING RESTRICTIONS</p>

The United States selling restriction set out in paragraph 2 of the section entitled "Selling Restrictions" in the Information Memorandum is deleted and replaced with the following:

"**2   The United States of America**

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended."

The Singapore selling restriction set out in paragraph 6 of the section entitled "Selling Restrictions" in the Information Memorandum is deleted and replaced with the following:

"**6   Singapore**

This Information Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore ("**MAS**") under the Securities and Futures Act 2001 (2020 Revised Edition) of Singapore, as amended ("**SFA**"). As the Issuer is an international financial institution in which Singapore holds membership, pursuant to Section 279 of the SFA, Subdivisions (2) and (3) of Division 1 of Part XIII of the SFA shall not apply to an offer of the Notes to persons in Singapore and, accordingly, no prospectus is required to be registered with the MAS in relation to any such offer of the Notes.

Each Dealer has represented and agreed that it has not offered or sold and will not offer or sell the Notes, whether directly or indirectly, to any person in Singapore other than to (a) an accredited investor, (b) an expert investor, (c) an institutional investor, or (d) any other person that is not an individual (as such terms are defined in the SFA)."

SCHEDULE 2

U.S. TAXATION

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Note (a "**United States holder**"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). Unless otherwise stated, this summary deals only with holders who acquire the Notes as part of the initial offering of the Notes at their issue price and who will hold Notes as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, partnerships (or other entities treated as partnerships) for U.S. federal income tax purposes) and partners therein, persons that will hold Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction, or persons that have a "functional currency" other than the U.S. dollar.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of U.S. federal alternative minimum, estate and gift tax laws, U.S. state, local, foreign or other tax laws and special timing rules prescribed under Section 451(b) of the U.S. Internal Revenue Code.

Qualified Reopening

The Notes offered hereby will be issued in a "qualified reopening" of the A$700,000,000 3.70% Notes due 17 June 2025 issued on 17 June 2022 ("**Original Notes**") for U.S. federal income tax purposes. Debt instruments issued in a qualified reopening for U.S. federal income tax purposes are deemed to be part of the same issue as the original debt instruments. Under such treatment, the Notes would have the same issue date, the same issue price and the same adjusted issue price as the Original Notes, respectively, for U.S. federal income tax purposes.

Payments of Interest

Payments of interest on a Note (generally excluding any accrued interest for the 61 days from and including 17 June 2022 to but excluding 17 August 2022, discussed below) will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Australian dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Note in Australian dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (the "**IRS**"). A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. Amounts attributable to any accrued interest for the 61 days from and including 17 June 2022 to but excluding 17 August 2022 will generally not be includable in income, except to the extent of foreign currency gain or loss attributable to any changes in exchange rates during the period between the date the U.S. holder acquired the Note and the first Interest Payment Date. Any foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Note.

Amortizable Bond Premium.

A U.S. holder will be considered to have purchased a Note with bond premium equal to the excess of its purchase price for the Note (excluding the amount paid for accrued interest for the 61 days from and including 17 June 2022 to but excluding 17 August 2022) over the stated principal amount and may generally elect to amortize the bond premium as an offset to interest income, using a constant yield method, over the remaining term of the Note. Such election, once made, generally applies to all bonds held or subsequently acquired by the U.S. holder on or after the first taxable year for which the election applies and may not be revoked without the consent of the IRS. A U.S. holder that elects to amortize such bond premium must reduce its tax basis in the Note by the amount of the bond premium amortized during its holding period. A U.S. holder should calculate the amortization of the premium in the Australian dollar. Amortization deductions attributable to a period reduce interest payments in respect of that period and therefore are translated into U.S. dollars at the exchange rate used by the U.S. holder for such interest payments. Exchange gain or loss will be realized with respect to amortized bond premium on such a Note based on the difference between the exchange rate on the date or dates the premium is recovered through interest payments on the Note and the exchange rate on the date on which the U.S. holder acquired the Note. With respect to a U.S. holder that does not elect to amortize bond premium, the amount of bond premium will be included in the U.S. holder's tax basis when the Note matures or is disposed of by the U.S. holder. Therefore, a U.S. holder that does not elect to amortize such premium and that holds the Note to maturity generally will be required to treat the premium as capital loss when the Note matures.

Purchase, Sale and Retirement of Notes

A United States holder's tax basis in a Note generally will equal the cost of such Note to such holder, reduced by any amortized bond premium (as discussed above). The cost of such Note to a United States holder will generally be the U.S. dollar value of the Australian dollar purchase price on the date of purchase. The conversion of U.S. dollars to Australian dollars and the immediate use of the Australian dollars to purchase a Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and the United States holder's tax basis in such Note. The amount realized will generally be the U.S. dollar value of the Australian dollars received calculated at the exchange rate in effect on the date the Note is disposed of or retired.

Subject to the foreign currency rules discussed below, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Notes.

Reportable Transactions

A United States holder that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. holder may be required to treat a foreign currency exchange loss relating to a Note as a reportable transaction if the loss exceeds US$50,000 in a single taxable year if the United States holder is an individual or trust, or higher amounts for other United States holders. In the event the acquisition, ownership or disposition of a Note constitutes participation in a "reportable transaction" for purposes of these rules, a United States holder will be required to disclose its investment to the IRS, currently on Form 8886. Prospective purchasers should consult their tax advisors regarding the application of these rules to the acquisition, ownership or disposition of Notes.

Specified Foreign Financial Assets

Individual United States holders that own "specified foreign financial assets" with an aggregate value in excess of US$50,000 at the end of a taxable year or US$75,000 at any time are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Notes, including the application of the rules to their particular circumstances.

Non-United States Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by ADB is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation which is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Notes held by certain United States holders. Foreign persons receiving payments on the Notes or disposing of Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.

Subscription Agreement

Dated   15 August 2022

In relation to the
A$450,000,000 3.70% Notes due 17 June 2025 (to be
consolidated, form a single series and be fungible with the
A$700,000,000 3.70% Notes due 17 June 2025 issued on 17 June
2022)

Asian Development Bank ("**Issuer**")

Australia and New Zealand Banking Group Limited
Royal Bank of Canada
The Toronto-Dominion Bank
("**Lead Managers and Dealers**")

King & Wood Mallesons
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney   NSW   2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com

Details

Interpretation - Definitions are at the end of this agreement.

Parties		**Issuer** and **Lead Managers and Dealers** as described below.
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	+632 8632 4120
	Telephone	+632 8632 4478
	Attention	Assistant Treasurer, Funding Division, Treasury Department
Lead Managers and Dealers	Name	**Australia and New Zealand Banking Group Limited**
	ABN	11 005 357 522
	Address	Level 5, ANZ Tower 242 Pitt Street Sydney NSW 2000 Australia
	Telephone	+61 2 8037 0200
	Email	SydneySyndicate@anz.com
	Attention	Head of Bond Syndicate, Global Markets
	Name	**Royal Bank of Canada**
	ABN	86 076 940 880
	Address	Level 47 2 Park Street Sydney NSW 2000 Australia
	Fax	+61 2 9264 2855
	Telephone	+61 2 9033 3033
	Email	apacsyndicate@rbccm.com

	Attention	Head of Debt Capital Markets
	Name	**The Toronto-Dominion Bank**
	Address	1 Temasek Avenue #15-02 Millenia Tower Singapore 039192
	Telephone	+65 6500 8029
	Email	singaporesyndicate@tdsecurities.com / tmg@tdsecurities.com
	Attention	Head of Asia Syndicate
Programme Agreement	Programme Agreement dated 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006 and as amended and restated on 21 December 2016 and on 20 March 2018) in relation to the Australian Dollar Medium Term Note Programme of Asian Development Bank	
Governing law	New South Wales	
Notes to be subscribed for	A$450,000,000 3.70% Notes due 17 June 2025 ("**Notes**") (to be consolidated, form a single series and be fungible with the A$700,000,000 3.70% Notes due 17 June 2025, issued on 17 June 2022)	
Date of Subscription Agreement	15 August 2022	

General terms

Interpretation - Definitions are at the end of this agreement before the schedules.

1 Appointment of Dealers

In accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement, the Issuer appoints each of Australia and New Zealand Banking Group Limited ("**ANZ**"), Royal Bank of Canada ("**RBC**") and The Toronto-Dominion Bank ("**TD**") to act as a Lead Manager and Dealer in respect of the Notes on the terms set out in the Programme Agreement. Each Lead Manager and Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Lead Manager and a Dealer under the Programme Agreement in respect of the Notes. Each Lead Manager and Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the relevant Lead Manager and Dealer that have arisen prior to such termination.

2 Acknowledgments by Lead Managers and Dealers

Each Lead Manager and Dealer acknowledges that it has received:

(a)   a copy of the Programme Agreement; and

(b)   copies of the Information Memorandum for the Notes.

3 Subscription

3.1 Subscription

On 17 August 2022 or any other date as is agreed between the Issuer and each of the Lead Managers and Dealers ("**Issue Date**"):

(a)   the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Programme Agreement; and

(b)   each Lead Manager and Dealer severally agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes as set out against its name in immediately available funds.

Name of Dealer	Principal Amount of Notes to be Subscribed	Purchase Price
ANZ	A$150,000,000	A$150,999,000
RBC	A$150,000,000	A$150,999,000
TD	A$150,000,000	A$150,999,000
Total	**A$450,000,000**	**A$452,997,000**

Amounts set out in the Purchase Price column include a deduction for the dealer fee set out in clause 7 ("Fees").

If a Lead Manager and Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to that Lead Manager and Dealer and that Lead Manager and Dealer need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

3.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement ("**Pricing Supplement**") dated 15 August 2022 in connection with the issue of the Notes.

3.3 Authority to distribute

The Issuer authorises each Lead Manager and Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a)   the Information Memorandum for the Notes;

(b)   the Pricing Supplement; and

(c)   any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

3.4 Obligations – individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Lead Manager and Dealer under this agreement are individual and independent and:

(a)   the failure of one or more of them to comply with their obligations under this agreement does not relieve the other of any of their respective obligations;

(b)   no one of them is responsible for the failure of one or more of the others to comply with their obligations under this agreement; and

(c)   each of them may separately enforce its rights against the others.

3.5 Payment

Notwithstanding clause 3.1 ("Subscription") and clause 3.4 ("Obligations - individual and independent"), the Issuer and each Lead Manager and Dealer agree among themselves that settlement shall take place on the following basis:

(a)   TD agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b)   the Issuer agrees to deliver the Notes to TD; and

(c)   TD agrees to deliver the Notes to the other Lead Managers and Dealers in the amount specified as set out against its name in column 2 of the table in clause 3.1 ("Subscription") against payment by each of the other Lead Managers and Dealers to TD of an amount equal to its respective settlement amount specified as set out against its name in column 3 of the table in clause 3.1 ("Subscription") through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 3.5 relieves the Issuer from the obligation to sell the Notes or the Lead Managers and Dealers from their respective obligations to purchase the Notes in accordance with the other provisions of this agreement.

TD is not responsible to any other party if the Issuer or the other Lead Managers and Dealers do not comply with their respective obligations under this agreement and if a Lead Manager and Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Lead Manager and Dealer under paragraph (c) above and TD need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

4 Programme Agreement

For the purposes of the Programme Agreement:

(a) the Notes are Notes as defined in the Programme Agreement;

(b) this agreement is a Subscription Agreement;

(c) each Lead Manager and Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) each Lead Manager and Dealer accepts its appointment as a Lead Manager on the terms set out in the Programme Agreement.

5 Procedures

Each Lead Manager and Dealer acknowledges that the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 3 ("Procedures for offer and acceptance of Notes") of the Programme Agreement relating to a Syndicated Issue applies to Notes issued under this agreement.

6 Conditions precedent

6.1 Acknowledgment

The Issuer acknowledges that each Lead Manager and Dealer's obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 2.2 ("Conditions to each issue") of the Programme Agreement.

6.2 Termination

If any of the conditions in clause 2.2 ("Conditions to each issue") of the Programme Agreement are not satisfied or waived by the Issue Date, each Lead Manager and Dealer may terminate this agreement and the relevant Lead Manager and Dealer is released from its respective obligations under it.

7 Fees

The Issuer agrees to pay to the Lead Managers and Dealers on the Issue Date an aggregate dealer fee of 0.080% of the aggregate principal amount of the Notes (being A$360,000).

The Lead Managers and Dealers agree that such fee shall be divided between them in equal shares. The Issuer shall pay such fee by accepting the aggregate Purchase Price for the Notes which is calculated to include a deduction of such fee. The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 6.2 ("Termination").

8 Costs

Unless otherwise agreed, each party agrees to pay its own Costs in connection with the negotiation, preparation and execution of this agreement.

For the avoidance of doubt, the Lead Managers and Dealers agree to pay, in equal shares, the fees of:

(a)   King & Wood Mallesons for acting as Dealers' counsel with regard to the issue of the Notes; and

(b)   Cleary Gottlieb Steen & Hamilton LLP for acting as Issuer's counsel with regard to the issue of the Notes.

9 Selling restrictions

The Issuer and each of the Lead Managers and Dealers agree that the selling restrictions set out in the Information Memorandum are changed for the purposes of clause 6.4 ("Change to Selling Restrictions") of the Programme Agreement as set out in the Pricing Supplement.

10 Joint activities

(a)   The Lead Managers and Dealers acknowledge that:

(i)   they have agreed to come together to assist the Issuer to execute the offer and issuance of the Notes and their distribution; and

(ii)   they have, in order to give effect to their intention, severally agreed to their respective obligations on the terms of this agreement.

(b)   In particular, without limiting the foregoing, the parties acknowledge that activities undertaken jointly by the Lead Managers and Dealers (including, without limitation, the bookbuilding process, any communication with potential investors or the holders of the Notes, the determination of and the agreement to severally sell the Notes at the reoffer price and pay the purchase price of the Notes, the allocation process, the risk management activities in connection with the Notes, the restriction on offers of Notes and any obligations relating to the promotion of a secondary market for the Notes) are for the purposes of and reasonably necessary for the implementation and execution of the offer and issuance of the Notes and their distribution.

11   Notices

Clause 16 ("Notices") of the Programme Agreement applies to this agreement and in the case of the Lead Managers and Dealers, care of the details set out in the Details.

12   Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

13   Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

14   Non-waiver of privileges and immunities of the Issuer

Nothing in this agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Issuer under the Agreement Establishing the Asian Development Bank, or applicable law or international law.

15   Interpretation

16.1   Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Details means the section of this agreement headed "Details";

Lead Manager and Dealer means each person so described in the Details;

Notes means the notes to be subscribed for under this agreement as set out in the Details;

Programme Agreement means the agreement so described in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 3.1 ("Subscription").

16.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

ISSUER

SIGNED by Tobias C. Hoschka for

ASIAN DEVELOPMENT BANK

TOBIAS C. HOSCHKA
Assistant Treasurer

LEAD MANAGERS AND DEALERS

SIGNED by *HARALD EIKELAND*)
)
as attorney for **AUSTRALIA AND NEW**)
ZEALAND BANKING GROUP)
LIMITED under power of attorney:)
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)
)
)
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....
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By executing this agreement the)
attorney states that the attorney has)
received no notice of revocation of the
power of attorney

SIGNED by

and

as attorneys for **ROYAL BANK OF CANADA** under power of attorney:

)
)
)
)
)
)
)
)
)
)
)
)
)
)

[signature]

Jennifer Hellerud
....

By executing this agreement each
attorney states that the attorney has
received no notice of revocation of the
power of attorney

[signature]

Natalie Vanstone

SIGNED by Frances Watson as attorney for **THE TORONTO-DOMINION BANK** under power of attorney:	)))))))))))))	 .... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney